EXHIBIT 99.1

QUARTZ COMMENCES DRILLING AT PRODIGY HIGH GRADE

PRECIOUS METALS DISCOVERY ON ITS MAESTRO PROPERTY IN BRITISH COLUMBIA

April 9, 2025 – Vancouver, British Columbia – Quartz Mountain Resources Ltd. (TSXV: QZM, OTC Pink: QZMRF) (“Quartz” or the “Company”) is pleased to announce diamond drilling has commenced at the Prodigy gold and silver discovery located on its Maestro Property in central British Columbia.  The Property is located 45 kilometers (“km”) south of Smithers with year-round road access and nearby infrastructure including rail, hydroelectricity, and natural gas. Earlier results announced in 2024, from Quartz’s initial two drill holes at Prodigy, included 102 meters grading 2.22 g/t gold (“Au”) with 104 g/t silver (“Ag”) and 36 meters of 5.73 g/t Au with 87 g/t Ag.

Drilling results from Maestro announced in 2024 succeeded in discovering a significant new and highly mineralized system at Prodigy. The initial focus of the current drill program is to follow up the discovery with additional delineation drilling aimed at expanding the known extent of the newly discovered mineralized system. The current phase of drilling commenced with one core rig and, subject to results, is expected to continue in multiple sequential phases of drilling during 2025.  Assay results from the current phase of the program will be announced as soon as they are received and compiled.

“Quartz was built with a clear mission: to discover and transact high-value gold-silver-copper projects that are coveted by major operators,” said Chairman Bob Dickinson.  “With the recent closing of our $4.2 million private placement we now are fully funded and progressing forward on delineation drilling of the Prodigy discovery on our Maestro Project.  Earlier results announced in 2024, from our initial two drill holes at Prodigy, surpassed our expectations.  Those results included 102 meters grading 2.22 g/t Au with 104 g/t Ag and 36 meters of 5.73 g/t Au with 87 g/t Ag.  Early observations suggest there are multiple overlapping gold, silver, molybdenum (“Mo”) and copper (“Cu”) mineralizing events that resulted in multiple deposit targets across the Maestro Property.  Experienced management, strong funding support, surging metals prices, combined with our reduced risk discoveries that are ready for drill delineation, support Quartz’s objective to achieve its goal.” concluded Dickinson.

The Maestro Property completely covers the large Lone Pine molybdenum deposit and Quartz’s targeted, and potentially related, large scale epithermal precious metals systems like Prodigy that occur up to several kilometers outboard of Lone Pine. Quartz’s initial two Prodigy scout discovery holes (PR-23-01 and PR-23-02) announced in April 2024 combined with results from ten historical core holes drilled in the period 2007-2011 by a past operator (see Figure 1, Prodigy Drill Hole Plan Map) intersected a high-grade Au-Ag lode and also high grade Ag-Au veins, with both styles of mineralization hosted within an extensive epithermal Ag-Au system (see Table 1 and Table 2).  The lode and veins along with the more bulk-style disseminated precious metals that have been intersected by the holes are all hosted within a large and earlier deposited Mo-Cu porphyry system. Together, these results represent the discovery of a substantial new Au-Ag system at Maestro with drill intersections indicating high potential for both bulk tonnage and high-grade mineralization, potentially related to the Lone Pine Mo-Cu porphyry deposit located on the Property approximately 1 km south of the Prodigy discovery.

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Figure 1.  Drill Plan Map of Quartz and Historical Holes at Prodigy Discovery.

TABLE 1
Quartz Discovery Drill Hole Results at Prodigy
Drill Hole	Incl.	From (m)	To	Int. 1,2	AgEQ 3(a)	AuEQ 3(b)	Ag	Au (g/t)	Cu (%)	Mo (%)
			(m)	(m)	(g/t)	(g/t)	(g/t)
PR-23-02		81	186	105	24	0.29	9	0.06	0.06	0.015
		228	282	54	64	0.86	16	0.59	0.04	0.016
		324	675	351	103	1.33	36	0.78	0.05	0.029
	incl.	423	639	216	153	1.97	57	1.17	0.07	0.033
	and	537	639	102	270	3.49	104	2.22	0.09	0.029
	incl.	537	549	12	752	8.01	586	1.23	0.61	0.06
	incl.	603	639	36	471	6.69	87	5.73	0.05	0.013
PR-23-01		45	393	348	32	0.38	13	0.13	0.04	0.015
	incl.	63	96	33	63	0.75	32	0.28	0.05	0.018
	incl.	156	252	96	43	0.52	19	0.22	0.07	0.008
	incl.	276	306	30	45	0.51	26	0.09	0.07	0.018

Table 1.  Prodigy drill hole assay results from drill holes PR-23-02 and PR-23-01.  See Figure 1 for reference plan.

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TABLE 2
Historical Prodigy Drill Hole Results

Drill Hole	Incl.	From (m)	To	Int 1, 2 (m)	AgEQ 3(a)	AuEQ 3(b)	Ag (g/t)	Au (g/t)	Cu	Mo
			(m)		(g/t)	(g/t)			(%)	(%)
BD-11-69		35.0	54.2	19.2	101	1.11	72	0.25	0.08	0.012
	incl.	49.3	51.0	1.7	876	9.24	711	1.35	0.73	0.003
		134.1	205.2	71.1	239	2.54	185	0.35	0.22	0.025
	incl.	136.1	185.3	49.2	330	3.49	264	0.48	0.3	0.011
	and	142.5	148.8	6.3	1752	18.18	1484	1.94	1.34	0.011
	incl.	180.0	183.3	3.3	1082	11.09	921	0.6	1.17	0.007
BDQ-08-02		197.0	403.0	206.0	72	0.79	46	0.1	0.07	0.035
	incl.	197.0	213.0	16.0	668	7.04	551	1.09	0.37	0.023
	and	203.0	209.0	6.0	1616	16.98	1350	2.62	0.86	0.018
BDQ-08-03		9.0	352.7	343.7	38	0.46	13	0.13	0.06	0.03
	incl.	9.0	167.0	158.0	49	0.56	25	0.11	0.08	0.022
	incl.	67.0	167.0	100.0	60	0.68	35	0.16	0.07	0.021
	and	67.0	117.0	50.0	82	0.93	50	0.22	0.1	0.019
	and	79.0	101.0	22.0	142	1.57	95	0.34	0.19	0.016
BDQ-08-04		293.0	551.3	258.3	56	0.73	13	0.43	0.04	0.026
	incl.	373.0	497.0	124.0	79	1.05	19	0.64	0.05	0.038
	and	373.0	463.0	90.0	89	1.18	23	0.71	0.06	0.037

Table 2. Historical drill hole assay results at Prodigy drilled by a previous operator between 2007 and 2011. See Figure 1 for reference plan.

The Maestro Project is one of two key projects being developed by Quartz in British Columbia.  The Maestro drill program follows initial scout drilling at the Company’s Jake Project which succeeded in making a new porphyry copper-gold discovery and acquisition of an entire new B.C. porphyry copper-gold district surrounding the Jake Property (see Quartz news release dated January 14, 2025).

Footnotes to Tables 1 and 2.

1)

Reported widths of mineralization are drill hole intervals or core lengths recovered. Insufficient data exists to permit the calculation of true width of the reported mineralized intervals. All assay intervals represent length-weighted averages.

2)	Some figures may not sum exactly due to rounding.
3)

Metal equivalent calculations use prices of: Cu US$4.00/lb., Au US$1800/oz., Ag US$22/oz. and Mo US$15/lb and conceptual recoveries of: Cu 82%, Au 80%, Ag 80%, and Mo 82%. There has been no metallurgical testing on Prodigy mineralization. The equivalencies for each metal are calculated as follows:

a)

Silver equivalent (AgEQ g/t) = Ag g/t + (Au g/t * (Au recovery /100) * (Au $ per oz./ Ag $ per oz.)) + (Cu % * (Cu recovery /100) * (Cu $ per lb. * 22.0462) / (Ag $ per oz. / 31.10348)) + (Mo % * (Mo recovery /100) * (Mo $ per lb. * 22.0462) / (Ag $ per oz. / 31.10348))

b)

Gold equivalent (AuEQ g/t) = Au g/t + (Ag g/t * (Ag recovery / 100) * (Ag $ per oz./ Au $ per oz.) + (Cu % * (Cu recovery / 100) * (Cu $ per lb. * 22.0462 /Au $ per oz. / 31.10348)) + (Mo % * (Mo recovery / 100) * (Mo $ per lb. * 22.0462 /Au $ per oz. / 31.10348))

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About Quartz

Headquartered in Vancouver, Canada, Quartz Mountain Resources (TSXV:QZM, OTC Pink: QZMRF) is a well- funded public company whose successful mine-finding management team is focused on discovering and transacting important-scale gold, silver and copper projects in British Columbia.  The Company owns 100% of the Maestro high grade gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the British Columbia government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar -- all of which are porphyry-copper±gold deposits with current-producing or former-producing mines.  Recently, Amarc Resources, an HDI associate, with funding from Freeport, announced the exciting discovery of the exceptionally high grade, AuRORA gold-copper-porphyry deposit also in British Columbia.  Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

About Maestro

The Maestro Project, located in central British Columbia, lies adjacent to Highway 16, 15 km north of Houston and 45 km south of Smithers, providing year-round road access to the project and nearby infrastructure including, rail, hydroelectricity, and natural gas. Covering 2,309 hectares, it has a rich exploration history dating back to 1914, primarily focusing on the Lone Pine Mo-Cu porphyry deposit and not the precious metals potential of the surrounding area (see Quartz news release March 19th, 2024, and NI 43-101 Technical Report and Preliminary Economic Assessment, P&E Mining Consultants Inc., January 21st, 2011).

Since acquiring the property, Quartz has conducted comprehensive geochemical and geophysical surveys, including soil/silt sampling, induced polarization geophysics, airborne magnetic surveys, hyperspectral studies, detailed relogging of historical drill core and assaying for gold only, 976 pulp samples derived from historical assaying of numerous core holes located across the Maestro Property.  Quartz’s first ever drill test, on its Maestro Property, a maiden two-hole drill program at the Prodigy Zone, discovered exciting high-grade Au-Ag lodes and Ag-Au veins which are both hosted within an extensive epithermal Au-Ag system.  The Au lodes and Ag veins along with the more disseminated precious metals intersected by the drill holes are all hosted within a large and earlier deposited, Mo-Cu porphyry system.  Quartz’s second core hole, PR-23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and also 36 m of 5.73 g/t Au and 87 g/t Ag.  These results indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization.  Delineation type drilling of the new Prodigy discovery at Maestro, has commenced.  It is expected that drilling at Prodigy will be consistently advanced in multiple stages during 2025.  Mineralization remains open in multiple directions and at depth, promising significant further potential.

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About Jake

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide.  The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re.  A series of modern surface exploration programs were first completed by Quartz to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp.  Taken together this comprehensive technical database defined a significant-scale porphyry copper-gold deposit target which Quartz tested with 3,418 meters of drilling in seven 7 holes during 2024.  This maiden drill program successfully discovered a new porphyry copper-gold-silver system, wide open to expansion.  Upon discovery, Quartz acquired a 100% interest in mineral tenures over an entire new BC porphyry copper-gold district surrounding the Jake Property.  The next milestone towards a transaction will be delineation drilling of the new Jake discovery, currently being planned to commence after delineation drilling at Maestro.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, has reviewed and approved the scientific and technical information contained in this news release.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email: robertdickinson@hdimining.com Ph: +1 604-684-6365

or:

Roger Blair

Email: rblair@acuityadvisorycorp.com Ph: +1 604-351-0025

or

Jeff Wilson

E Mail: jwilson@acuityadvisorycorp.com Ph: +1 604-837-5440

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission

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